Exhibit 99.01

ANNEX A

LPE Middle East Limited

LPE is a United Arab Emirates company, with its principal address at 15, Level 25, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The principal business of LPE is to function as a holding company.

During the past five years, LPE has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LPE from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LPE and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LPE	Citizenship	Principal Occupation / Business Address(es)
Alexander Hillback Director	UK	Associate General Counsel of LetterOne Group, LPE Management Limited, Unit 17, Level 3, Gate Village Building 8, Dubai International Financial Centre, United Arab Emirates. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Timothy Summers Managing Director	UK	Managing Partner of LetterOne Energy, Level 25, Al Sila Tower, Abu Dhabi Global Market, Al Maryah Island, Abu Dhabi, United Arab Emirates. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Ratul Sood Director	UK	Corporate Finance Director of LetterOne Group, 20 Grafton Street, London W1S 4DZ, United Kingdom. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Jonathan Tubb Director	UK	Chief Financial Officer of LetterOne Group, 20 Grafton Street, London W1S 4DZ, United Kingdom. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of LPE's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

L1TS (Cyprus) Ltd

L1TS is a Cyprus company, with its principal address at 1 Salaminos Avenue, 1045, Nicosia, Cyprus. The principal business of L1TS is to function as a holding company.

During the past five years, L1TS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1TS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1TS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with L1TS	Citizenship	Principal Occupation / Business Address(es)
Theodoros Zafeiropoulos Director	Greece	Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A., 1 Salaminos Avenue, 1045, Nicosia, Cyprus.
Jonathan Rider Tubb Director	UK	Chief Financial Officer of Letterone Group, 20 Grafton Street, London W1S 4DZ, United Kingdom. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Neil Toyer Director	Australia	Head of Tax of Letterone Group, 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of L1TS' knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
David McGeough Director	Ireland	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Jean-Paul Mousel Director	Luxembourg	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Nigel Robinson Director	UK	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Linda Poil Director	UK	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Anna Lisa Jenkins Director	UK	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Franz Humer Director	Switzerland	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Alex Gourlay Director	UK	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Jonathan Muir Chief Executive Officer	UK	Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A..
Lord Mervyn Davies Chairman	UK	Chairman of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Chairman of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.